UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 840,965, which constitute approximately 8.0% of the total number of shares outstanding. All ownership percentages assume that there are 10,476,204 shares outstanding, including 52,900 shares subject to presently exercisable options by Reporting Persons.

SCHEDULE 13D

CUSIP No. 26168L 205		Page 2 of 21 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) L. Douglas Lippert (1)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION L. Douglas Lippert is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 663,795 (1) (2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 663,795 (1) (2)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,795 (1) (3)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	Page 3 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following six trusts (hereinafter, individually, the “Trust” and, collectively, the “Trusts”):

(i)	L. Douglas Lippert Living Trust, dated June 6, 1989

(ii)	Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

(iii)	Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

(iv)	Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

(v)	Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

(vi)	Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 228,480 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims pecuniary interest in such shares.

(2)           Excludes 4,000 shares subject to an option at $25.56 per share, which is not exercisable within 60 days, and 1,000 shares subject to such option as to which such option is exercisable within 60 days.

(3)           Includes 1,000 shares subject to an option at $25.56 per share which are exercisable within 60 days, and excludes 4,000 shares subject to such option as to which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205		Page 4 of 21 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jason D. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jason D. Lippert is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,176 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 64,176 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,976 (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 11,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days. Excludes 28,000 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 16,800 shares and not exercisable within 60 days as to 11,200 shares. Excludes 15,000 shares subject to an option at $25.56 per share, which is exercisable within 60 days as to 3,000 shares, and not exercisable within 60 days as to 12,000 shares. Excludes 7,500 shares subject to an option at $32.31 per share, which is not exercisable within 60 days. Excludes 43,810 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

(2)
Includes 11,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days. Includes 16,800 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 11,200 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 3,000 shares subject to an option at $25.56 which is exercisable within 60 days as to such shares; excludes 12,000 shares subject to such option as to which such option is not exercisable within 60 days. Excludes 7,500 shares subject to an option at $32.31 per share, which is not exercisable within 60 days. Excludes 43,810 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

SCHEDULE 13D
CUSIP No. 26168L 205		Page 6 of 21 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua E. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Joshua Lippert is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,800 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,800 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,100 (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 8,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days. Excludes 15,200 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 7,600 shares and not exercisable within 60 days as to 7,600 shares. Excludes 18,500 shares subject to an option at $25.56, which is exercisable within 60 days as to 3,700 shares and not exercisable within 60 days as to 14,800 shares. Excludes 45,625 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

(2)
Includes 8,000 shares subject to an option at $8.8125 per share which is exercisable within 60 days. Includes 7,600 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 7,600 shares subject to such option, as to which such option is not exercisable within 60 days. Includes 3,700 shares subject to an option at $25.56 per share which is exercisable within 60 days as to such shares, excludes 14,800 shares subject to such option as to which is not exercisable within 60 days. Excludes 45,625 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

SCHEDULE 13D
CUSIP No. 26168L 205		Page 8 of 21 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jarod B. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jarod Lippert is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,294 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,294 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,094 (2)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 9 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 2,400 shares subject to an option at $9.10 per share, which is exercisable within 60 days as to 1,200 shares and not exercisable within 60 days as to 1,200 shares. Excludes 3,000 shares subject to an option at $25.56 per share, which is exercisable within 60 days as to 600 shares and not exercisable within 60 days as to 2,400 shares. Excludes 36,333 shares held in Trust for Jarod B. Lippert, as to which L. Douglas Lippert is the Trustee.

(2)
Includes 1,200 shares subject to an option at $9.10 per share which is exercisable within 60 days as to such shares; excludes 1,200 shares subject to such option as to which such option is not exercisable within 60 days. Includes 600 shares subject to an option at $25.56 per share which is exercisable within 60 days as to such shares, excludes 2,400 shares subject to such option, as to which is not exercisable within 60 days. Excludes 36,333 shares held in Trust for Jarod B.Lippert, as to which L. Douglas Lippert is the Trustee.

CUSIP No. 26168L 205	13D	Page 10 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

                The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Act”), although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP No. 26168L 205	13D	Page 11 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer No Change

CUSIP No. 26168L 205	13D	Page 12 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 2. Identity and Background No change

CUSIP No. 26168L 205	13D	Page 13 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration No Change

CUSIP No. 26168L 205	13D	Page 14 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction No Change

CUSIP No. 26168L 205	13D	Page 15 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 5.               Interest in Securities of the Issuer

                Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, Jason D. Lippert, and Joshua E. Lippert.

                Because L. Douglas Lippert has sole voting and dispositive power over 664,795 shares including 228,480 as Trustee of the Trusts, and 1,000 shares subject to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 664,795, constituting approximately 6.3% of the Issuer’s outstanding shares of Common Stock.

                Because Jason D. Lippert has sole ownership of 94,976 shares, including 30,800 shares pursuant to options exercisable within 60 days, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 94,976, constituting approximately 0.9% of the Issuer’s outstanding shares of Common Stock.

                             Paragraph (b)

                             See response to Paragraph (a) above.

                             Paragraph (c)

                            Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

CUSIP No. 26168L 205	13D	Page 16 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

                            Since the filing of Amendment No.11 to this schedule 13D, dated December 2, 2004, the following transactions in shares of Common Stock were affected by the Reporting Persons:

                On January 3, 2005 the Trust transferred 10,524 shares to Jamie Lippert.

                On February 16, 2005, Jason D. Lippert received 4,196 shares pursuant to an employment agreement. Such shares are restricted as to transfer for two years from the date of issue.

                On February 17, 2005, Jason D. Lippert transferred 13,790 shares to his former wife.

                On February 28, 2005 Jason D. Lippert exercised an option for 11,000 shares at the exercise price of $8.8125.

                On February 28, 2005, Jason D. Lippert sold 11,000 shares in the open market, at an average price of $37.00 per share.

                On April 11, 2005, the L. Douglas Lippert FLITE Trust, dated October 23, 2003, First National Trust Company, as Trustee, transferred 385,315 shares to L. Douglas Lippert.

                On May 13, 2005, L. Douglas Lippert exercised an option for 50,000 shares at the exercise price of $9.3125 per share.

                On May 16, 2005, the Trust sold 1,000 shares on the open market, at the price of $41.86 per share.

CUSIP No. 26168L 205	13D	Page 17 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (d) Not applicable. Paragraph (e) Not applicable.

CUSIP No. 26168 L 205	13D	Page 18 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Change

CUSIP No. 26168L 205	13D	Page 19 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

Item 7.	Material to be filed as Exhibits

No Change

CUSIP No. 26168L 205	13D	Page 20 of 21 Pages

ATTACHMENT TO SCHEDULE 13D

                                After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 26, 2005

/s/ L. Douglas Lippert

L. Douglas Lippert, as Trustee of:

The L. Douglas Lippert Living Trust, dated June 6, 1989;

The Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986; and

as Attorney-in-fact for:
Jason D. Lippert [1]
Joshua E. Lippert [2]
Jarod B. Lippert [3]

1	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

2	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

3	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries incorporated

CUSIP No. 26168L 205	13D	Page 21 of 21 Pages

ATTACHMENT TO SCHEDULE 13D
EXHIBIT E

                                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated:    May 26, 2005

/s/ L. Douglas Lippert

L. Douglas Lippert, as Trustee of:
The L. Douglas Lippert Living Trust, dated June 6, 1989;

The Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jade S. Lippert, dated December 20, 1986; and

as Attorney-in-fact for:
Jason D. Lippert [1]
Joshua E. Lippert [2]
Jarod B. Lippert [3]

1	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

2	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated

3	The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated..